Filed by Applied Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Applied Materials, Inc.; Tokyo Electron Limited

Commission File No.: 000-06920

Date: September 24, 2013

EMPLOYEE Q&A

INTRO TEXT:

As we begin our work toward becoming one company, we understand there are some questions you may have about the combination between Applied Materials and Tokyo Electron. In fact, at this stage, we know there are more questions than available answers. We have many areas to explore and decisions to make as the companies come together.

Questions are organized in these sections:

The Combination

Integration

Tokyo Electron

My Department and Role

Stocks, Benefits and Rewards

Other Questions

The Combination

1.	Why are we combining with Tokyo Electron? What is the strategic rationale behind the deal?

•	By bringing together Applied Materials’ and Tokyo Electron’s complementary strengths, we are creating an expanded set of capabilities in precision materials engineering and patterning that are strategically important for customers.

•	The new company will have broad technology and deep talent spanning precision films, precision materials removal, interface engineering, materials modification and patterning.

•	These complementary strengths and enabling technologies provide our new company with significant opportunities to:

•	Solve customers’ high value problems better, faster and at lower cost

•	Accelerate our momentum for profitable growth

•	Create great opportunities for our employees

•	The combined company will have the requisite scale to make the considerable R&D investment needed to create the new materials and innovative chip architectures required to drive the semiconductor industry forward.

•	With this move we are extending the strategic vision that each company had set out and accelerating our momentum for profitable growth.

2.	How will the combination benefit employees?

An expanded and growing company means expanded career opportunities and options for our employees. We will all be part of a global company with the deepest knowledge and talent in the industry, with an opportunity to share best practices and learn from one another. By joining forces with Tokyo Electron, we will be members of the broadest technical community in the semiconductor equipment business, with access to a wide network of research partnerships with academic institutes.

3.	How will the combination process work? What needs to happen before the combination is final?

•	It is important to remember that we are two separate companies and will continue to operate independently until the combination is officially closed.

•	Both Applied Materials and Tokyo Electron shareholders need to approve the combination.

•	Teams from both Applied Materials and Tokyo Electron will be meeting to develop a plan for a smooth integration once the combination closes.

•	As is standard in transactions of this size, it will be reviewed by regulatory agencies in the U.S., Japan, and other jurisdictions in which the companies do business. We expect that this review will be completed to enable the combination to close in the mid to second half of calendar year 2014.

4.	When will the combination close?

•	The closing of the combination is subject to customary conditions, including approval by Applied Materials’ and Tokyo Electron’s shareholders and review by U.S. and international regulators.

•	The companies expect the combination to close in the mid to second half of calendar year 2014.

5.	What is the expected organizational structure of the new company? Is it going to operate as one company or two companies?

•	We are building this new company in the spirit of a merger of equals.

•	As a clear signal of the commitment to create a new global enterprise, the company will have a new name, dual headquarters in Tokyo and Santa Clara, a dual listing on the NASDAQ and the Tokyo Stock Exchange, and will be incorporated in The Netherlands.

•	The new company will have a shared leadership team. Decisions made to date: Tetsuro Higashi will serve as Chairman, Gary Dickerson will serve as Chief Executive Officer, and Bob Halliday of Applied Materials will serve as Chief Financial Officer. Mike Splinter and Tetsuo Tsuneishi will serve as Vice-Chairmen.

•	The board will be made up of five directors appointed by each company and one additional director to be mutually agreed upon. Seven of the eleven directors will be independent.

6.	You have communicated who the top executives of the new company will be, but what about the other senior executives? Who will they be?

We will begin to work on integration plans and will provide updates as appropriate.

7.	What is the role of the Vice Chairmen?

•	The Vice-Chairmen have many roles, one of which will be to support the CEO of the new company, and facilitate and optimize the integration process. The Vice-Chairmen will also serve on the Board and be part of the overall governance structure of the company.

•	Our new company will have two Vice-Chairmen: Mike Splinter from Applied Materials and Tetsuo Tsuneishi from Tokyo Electron.

8.	What will the new name of the company be? When will we be informed?

We intend to brand the new company with a new name and will announce that new name at a later date prior to close.

9.	What does it mean to have dual headquarters? How will it operate?

It means that the new company will have two main locations, Santa Clara and Tokyo, where key corporate executives reside and important corporate functions are located. Many multinational companies maintain dual headquarters. Examples include companies like Lenovo, Thomson and Accenture.

10.	Where will Gary Dickerson be located? Will he be moving to Tokyo?

As a sign of his commitment to the combination and to ensure a smooth integration of the companies, Gary plans to establish a residence in Tokyo for a period of time after the closing. We fully expect Gary to be visible at both dual headquarters locations.

11.	Will any other U.S. executives from Applied Materials move to Japan? Will any Tokyo Electron executives be moving to the U.S. to help make the new company successful?

We have not yet made all of the decisions about the location of senior management positions in the new company.

12.	What will the working language of the company be?

As is today, employees will work in their local language when appropriate and English when appropriate.

Integration

13.	Japanese and U.S. cultures are very different. How will the two companies successfully integrate?

•	Applied Materials and Tokyo Electron share many common values and we see the world in the same way. Both companies have a strong heritage of customer service and an enduring commitment to push the boundaries of technology and engineering.

•	We are equally committed to being a capable and trusted partner for customers and to providing an environment where the creativity and talent of our people can thrive.

•	Both teams are very committed to take the greatest care to integrate thoughtfully and intelligently, creating a company that functions effectively from Day One.

•	The new company will have a shared management and dual headquarters structure to ensure both sides will succeed and integrate successfully.

14.	How will the integration process work?

•

Both companies will be organizing integration teams to work toward a smooth transition after the combination closes, using a tested process that has worked well for Applied Materials in past transactions. The integration team will do all it can to allow you to continue to focus on your work and the business by addressing barriers and issues as they arise, and work to minimize disruptions. You’ll be hearing more details about the work of the integration team in the weeks and months ahead.

15.	What can I do to help with a successful integration?

•	Becoming one company after close takes all of us working together to make effective decisions and identify opportunities for us to learn from each other to become a better combined company. During the time between the announcement and close, we are two separate companies and you should continue to focus on your work. As we work through integration plans, we want you to share your ideas and be open to considering new ways of doing things. Finally, communicate with your manager and your leadership team through the feedback channels that already exist and those that will be established.

Tokyo Electron

16.	How many employees does Tokyo Electron have?

Approximately 12,000.

17.	Where are Tokyo Electron’s major operations located?

The majority are in Japan.

18.	How should we interact with Tokyo Electron employees before the closing?

Because of legal and regulatory requirements, only a few Applied Materials people will interact with the Tokyo Electron staff before the closing of the combination. It is very important that Applied Materials employees not contact any Tokyo Electron employees (and vice a versa) until the combination is completed. If you already have regular contact with a Tokyo Electron employee or personally know someone at Tokyo Electron, you should not discuss the combination with him or her.

19.	Where can I find out more information about Tokyo Electron?

You can find out more about the company on its website at www.tel.com. In addition, Inside Applied contains a link to a video that has remarks from several Tokyo Electron top executives as well as Applied Materials executives.

My Department and Role

20.	To whom will I report now? To whom will I report after the combination is completed?

It is business as usual and there will be no changes to your reporting relationship unless otherwise informed by your manager. It is too soon to know if there will be any changes to your reporting relationship after the combination closes as we are just heading into the integration planning phase.

21.	After close, will my job change?

It is important to us to ensure continuity in innovation and operations, but at this time the organizational design for the combined groups has not yet been finalized.

22.	Will employees be transferred to new locations or will the current operations be maintained?

The new company will have dual headquarters, in Santa Clara and Tokyo. We expect that most employees will remain in their current location. In the future, it is possible that some employees could be offered a new opportunity within the new company, and such a move could involve relocation.

23.	What will happen to my active projects and planned work-related activities?

It is business as usual at Applied Materials and active projects and activities will continue as planned.

Stocks, Benefits and Rewards

24.	I am an employee shareholder of Applied Materials, what happens to my stock?

The expectation is that all stock will be assumed by the new company and all terms and conditions will remain in effect as they were. Each Applied Materials holder will receive one share of the new company for every Applied Materials share held. New company shares will be subject to normal share fluctuations.

25.	Is this a taxable event for me and if so, what are the implications?

If there are tax implications for shareholders as a result of the combination, that information will be shared with you at the appropriate time. In addition, you should consult your tax advisor.

26.	Since this deal has been announced publicly can we purchase or sell stock before this deal closes?

•	You may purchase or sell stock before the deal closes if you are not subject to a quarterly or special blackout and you are not in possession of material, nonpublic information.

•	Both companies’ stocks will continue to trade normally.

•	You should contact the Law Department if you have questions regarding proposed trades. Please note that Section 16 officers are subject to preclearance requirements at all times, whether or not a blackout is in effect.

27.	How will this deal impact outstanding options and outstanding RSUs that have been previously granted? Will this deal change the vesting dates?

•	We expect there generally will be no impact to the previously granted equity awards (including the vesting schedule) since the combined business entity will assume the awards. They will simply become awards covering shares of the combined business entity.

•	Because the share exchange ratio in the transaction is one-to-one, the number of shares subject to outstanding equity awards and the purchase price (if any) will remain the same. However, equity awards that are exercised or settled after the completion of the deal will be settled in shares of the combined business entity rather than Applied common stock.

•	The assumption of the equity awards by the combined business entity will not change the U.S. tax treatment of your outstanding awards. Generally speaking, U.S. taxpaying employees holding RSUs will recognize ordinary income, subject to withholding, when the RSUs vest and U.S. taxpaying employees holding options will recognize ordinary income, subject to withholding, upon exercise of their options. Please see the applicable equity plan prospectus for additional information.

28.	Will employee compensation and benefits (including 401k, medical, vacation and sick leave) change?

Your current benefits, programs and salary will remain the same. Any future changes will be communicated to you in a timely manner.

29.	Will my years of service with Applied Materials be recognized?

Yes. Each employee’s years of service with Applied Materials will continue to be recognized for those benefits that vest according to service such as service awards, paid time off accruals and other benefits.

Other Questions

30.	What can we say between now and the close of the combination to our customers, partners, friends and family?

You can relay to them any publicly available information, such as information included in the press release announcing the combination. It is important, however, to not speculate about what may happen once the combination is complete or share any proprietary information.

31.	What should I do if someone from the media contacts me?

As is Applied Materials policy, only the authorized people in Corporate Communications are allowed to speak with the media, and it is important that everyone adheres to this protocol. Should you receive any inquiries from the media regarding the combination or any other subject, please forward to Kevin Winston, Head of Corporate Communications. Kevin can be reached at: 1-408-235-4498; or via email at: Kevin_Winston@amat.com.

32.	What should I do between now and the closing of the combination? What happens next?

Please continue to focus on your job. You will remain an Applied Materials employee until the combination is completed and will continue to be covered by your current benefits and programs.

33.	When will we officially become employees of the new company?

You will remain an Applied Materials employee until the combination is completed. After the combination closes, which we expect to be in the mid to second half of 2014, you will be an employee of the new company.

34.	When will we hear more about key announcements? How can I get additional questions answered?

As information becomes available, it will be shared with you and your manager. You can also find additional information about the combination on Inside Applied, which will continue to be updated, and on the special website that has been created www.newglobalinnovator.com.

Keep in mind, we are still two separate companies. We will be as open as we can be through this pre-close and integration period. Your manager has access to the same information you do and can help you review the information as it becomes available. Much of our important planning work is to come, which we will do as quickly as possible and with care about critical decisions. We know it can be difficult to wait for answers. Thank you for your continued focus on what is most critical and your patience.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at 512-424-1757, or by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.com.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.